UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  FORM 6K

       REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d -16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 1998

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                           (Name of Registrant)

        251 Saulteaux Crescent, Winnipeg, Manitoba Canada   R3J 3C7
                 (Address of principal executive offices)


1.   News Release February 27, 1998






Indicate by check mark whether the Registrant files of will file annual reports under cover of Form 20-F of Form 40-F.
                         Form 20-F  X        Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.          Yes       No   X

                                 SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1943 , the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

National Healthcare Manufacturing Corporation -- SEC No. 0-27998
                               (Registrant)

Date: March 17, 1998                    By:/s/M. Seyed Torabian
                                             M. Seyed Torabian,
                                             Vice President/Director

                                                   (NASDAQ:NHMCF / VSE:NHM)
                                       Internet: www.nationalhealthcare.com
                                                  Contact: Alex P. Tsakumis
FOR IMMEDIATE RELEASE                          (800)883-8841 /(604)689-8581


       SECOND QUARTER FISCAL 1998 RESULTS / SETTLEMENT OF DEBENTURE


February 27, 1998, Winnipeg, Manitoba, - National Healthcare Manufacturing Corporation (NHMC), announces results for the quarter ended December 31, 1997. Revenues for the six month period increased 160% to $4,316,442 from $1,661,585 reported for the comparable period last year. Revenues for the last three months were $2,470,739 an increase of 34% over the previous quarter. Highlighting the quarter was the completion and implementation of the Company's state-of-the-art 3rd generation robotic technology used to produce various kits and trays for medical and surgical procedures.

Gross Profit for the six month period increased to $2,104,135, an increase of 254% over same period last year. The Company's gross profit rate also increased to 49% over the comparable period last year of 36%. This increase is attributed in large part to the introduction of automation, one which identifies with healthcare providers on-going concerns for cost effective supply alternatives. NHMC's unprecedented ability to package these medical devices quicker, more efficiently, accurately and cost effectively is providing the Company with a definitive edge in the industry. The Company anticipates reducing the manual labor component attributed to this production process by 80-90%.

NHMC's President and CEO Mac Shahsavar, very encouraged with these results states, "We have made significant investments over the past two years particularly in sales and marketing which are reflected in the short term losses. However, we believe the pay-offs of these investments should begin to be realized within the next few quarters.

                   Consolidated Statement of Operations


                       3 Months Ended            6 Months Ended
                         December 31              December 31

                     1997         1996         1997         1996
Revenues           $2,470,739   $985,026     $4,316,442   $1,661,585
Cost of Sales      $1,251,849   $666,008     $2,212,307   $1,068,580
Sales

Gross Profit       $1,218,890   $319,018     $2,104,135   $593,005
% Gross Profit        49.3%        32.4%        48.75%       35.69%

Operating          $2,336,039   $1,558,380   $4,225,027   $2,662,789
Expenses

Loss From
  Investee            $94,801  -----------     $320,806  -----------

Loss For Period    $1,211,950   $1,239,362   $2,441,699   $2,069,784
Period

Per Share             ( $0.10 )    ( $0.11 )    ( $0.20 )    ( $0.19 )


Also further to the February 4, 1998 news release, NHMC has reached a tentative settlement relating to the conversion of the convertible debenture. Under the terms of the proposed agreement with one of the Underwriters, the balance outstanding for this fund has been converted at the present market price and will be held in escrow and released at a maximum 20% per month. The Company has also reached a tentative agreement with the second fund whereby the fund will only convert up to a maximum 10% per month until the position has been depleted. Both agreements do carry a stringent shorting provision to ensure proper selling. This tentative settlement will resolve all outstanding issues between all the parties.

National Healthcare is rapidly emerging as a market leader capable of providing the healthcare industry with a comprehensive array of products and services that incorporate custom packaging, sterile re-packing and laundry services, along with the state of the art supply management distribution technology. In the past two years NHMC has broadened its multi-faceted mandate to include:

1. Logistics and distribution centers (Hub & Spoke) where NHMC in partnership with hospitals and/or its joint venture partner and implements centralized logistic services for regional authorities. NHMC Hub & Spokes centers will also be enhanced by construction of facilities where reusable products such as Mertex and other protective wear will be packed, sterilized and delivered daily to hospitals.

2. Packaging services where NHMC (utilizing its state-of-the-art robotic technology) will provide procedure based disposable kits and trays to meet most procedural supply needs in hospitals.

By centralizing these services within the Hub & Spoke Centers, NHMC expects to deliver significant cost savings to healthcare systems while providing high levels of customer focused service. We will continue our pursuit for innovative products and services to further minimize healthcare costs to end users.

For a complete copy of these financials, please visit our website at www.nationalhealthcare.com or contact us at 1-800-883-8841.


On Behalf of the Board,

/s/Seyed M. Torabian
Seyed M. Torabian, P.Eng.
Executive Vice President


 Neither NASDAQ nor the VSE have reviewed or accept responsibility for the accuracy of this release.

February 4, 1998


B.C. Securities Commission
1100 - 865 Hornby Street
Vancouver, B.C.
V7Z 2H4

ATTN: Statutory Filing

RE: Material Change Report

Dear Sir/Madam,

Following   please  find  National Healthcare  Manufacturing  Corporation's
Material Change Report/Form 27 dated January 29, 1998.

Should you have any questions or need more information, please contact me at (604) 689-8581.

Sincerely,

/s/Seyed Torabian
Seyed Torabian, P.Eng.
Executive Vice President/Director


copy:     VSE Listings Dept.
          Manitoba Securities Commission
          U.S. Securities & Exchange Commission
          NASDAQ
          Standard & Poor's
          Maitland & Company

                                  FORM 27

                     SECURITIES ACT (BRITISH COLUMBIA)

        MATERIAL CHANGE REPORT UNDER SECTION 67 (1) (B) OF THE ACT



Item 1.        Reporting Issuer

          National Healthcare Manufacturing Corporation
          251 Saulteaux Crescent
          Winnipeg, Manitoba
          R3J 3C7

Item 2.        Date of Material Change

          January 29, 1998

Item 3.        Press Release

          News release and notice of dissemination were issued to the Vancouver Stock Exchange on January 29, 1998 and disseminated via Canadian Corporate News, Market New Publishing and Vancouver Stockwatch.

Item 4.        Summary of Material Change

          The Issuer announced the acknowledgement of regulatory approval for the acquisition of Medi Guard Inc.


Item 5.        Full Description of Material Change

          Please refer to the attached News Release of the Issuer dated January 29, 1998.



Item 6.        Reliance in Section 67(2) of the Act

          If the report is being filed on a confidential basis in reliance on Section 67(2) of the Act, state the reason for such reliance.

          N/A

Item 7.        Omitted Information

          N/A

Item 8.        Senior Officer

          M. Seyed Torabian, the Executive Vice-President and Director of the Issuer, is knowledgeable about the material change and this report and may be contacted at (604) 689 - 8581 for further information.


Item 9.        Statement of Senior Officer

          The foregoing accurately discloses the material change referred to herein.


Dated at Vancouver, British Columbia, this 4th day of February, 1998.


National Healthcare Manufacturing Corporation


Per: /s/Seyed Torabian
     Seyed Torabian, P.Eng.
     Executive Vice-President/Director

                                    National Healthcare Manufacturing Corp.
                                                   (NASDAQ:NHMCF / VSE:NHM)
                                       Internet: www.nationalhealthcare.com
                                                  Contact: Alex P. Tsakumis
FOR IMMEDIATE RELEASE                           (800)883-8841/(604)689-8581

          REGULATORY APPROVAL RECEIVED FOR MEDI GUARD ACQUISITION

January 29, 1998, Winnipeg, Manitoba - National Healthcare Manufacturing Corp. (NHMC) is pleased to announce that further to its November 28, 1997 press release, it has received approval from the Vancouver Stock Exchange for the acquisition of Medi Guard Inc. of Oakville, Ontario.

Medi Guard Inc. is Canada's leading manufacturer of cellulose based disposable protective products for medical use. These products include examination gowns, drapes, table paper, bibs, towels, and aprons. The company also produces a line of single use products for airline in-flight services. In 1995 Medi Guard revenues were $770,000 and which increased to $2.8 million in 1996, with similar growth projected for 1997.

In consideration, the Company shall pay the greater of $400,000 or 3.5 times the annualized earnings of Medi-Guard (based on results of operations for the 11 months following the agreement). The consideration shall be paid in shares of the Company issued at the average closing price of the shares for the five trading days preceding November 24, 1998 and not to exceed 20% of the Company's shares outstanding. This is subject to Exchange acceptance at that time.

This acquisition of Medi Guard and the inclusion of their products in NHMC's custom procedure kits and trays enhances NHMC's vertical integration strategy. Also, NHMC's existing distribution channels in Canada, Europe & the United States will further assist in rapid growth of Medi Guard product sales.

National Healthcare is rapidly emerging as a market leader capable of providing the healthcare industry with a comprehensive array of products and services that incorporate custom packaging, sterile re-packing and laundry services, along with the state of the art supply management distribution technology. In the past two years NHMC has broadened its multi-faceted mandate to include:

1. Logistics and distribution centers (Hub & Spoke) where NHMC in partnership with hospitals and/or SYSCO Corp.(NYSE: SYY) designs and implements centralized logistic services for regional authorities. NHMC Hub & Spokes centers will also be enhanced by construction of facilities where reusable products such as Mertex and other protective wear will be packed, sterilized and delivered daily to hospitals.

2. Packaging services where NHMC (utilizing its state-of-the-art robotic technology) will provide procedure based disposable kits and trays to meet most procedural supply needs in hospitals.

By centralizing these services within the Hub & Spoke Centers, NHMC expects to deliver significant cost savings to healthcare systems while providing high levels of customer focused service. We will continue our pursuit for innovative products and services to further minimize healthcare costs to end users.

On Behalf of the Board,

/s/Seyed M. Torabian
Seyed M. Torabian, P.Eng.
Executive Vice President



 Neither NASDAQ nor the VSE have reviewed or accept responsibility for the accuracy of this release.

February 4, 1998


B.C. Securities Commission
1100 - 865 Hornby Street
Vancouver, B.C.
V7Z 2H4

ATTN: Statutory Filing

RE: Material Change Report

Dear Sir/Madam,

Following   please  find  National Healthcare  Manufacturing  Corporation's
Material Change Report/Form 27 dated February 4, 1998.

Should you have any questions or need more information, please contact me at (604) 689-8581.

Sincerely,

/s/Seyed Torabian
Seyed Torabian, P.Eng.
Executive Vice President/Director


copy:     VSE Listings Dept.
          Manitoba Securities Commission
          U.S. Securities & Exchange Commission
          NASDAQ
          Standard & Poor's
          Maitland & Company

                                  FORM 27

                     SECURITIES ACT (BRITISH COLUMBIA)

        MATERIAL CHANGE REPORT UNDER SECTION 67 (1) (B) OF THE ACT



Item 1.        Reporting Issuer

          National Healthcare Manufacturing Corporation
          251 Saulteaux Crescent
          Winnipeg, Manitoba
          R3J 3C7

Item 2.        Date of Material Change

          February 4, 1998

Item 3.        Press Release

          News release and notice of dissemination were issued to the Vancouver Stock Exchange on February 4, 1998 and disseminated via Canadian Corporate News, Market New Publishing and Vancouver Stockwatch.

Item 4.        Summary of Material Change

          The Issuer announces that it will no longer honor requests for conversion of the Debenture held by its $5,000,000 European Fund Debenture holders and intends to pursue legal action against the aforesaid.

Item 5.        Full Description of Material Change

          Please refer to the attached News Release of the Issuer dated February 4, 1998.



Item 6.        Reliance in Section 67(2) of the Act

          If the report is being filed on a confidential basis in reliance on Section 67(2) of the Act, state the reason for such reliance.

          N/A


Item 7.        Omitted Information

          N/A

Item 8.        Senior Officer

          M. Seyed Torabian, the Executive Vice-President and Director of the Issuer, is knowledgeable about the material change and this report and may be contacted at (604) 689 - 8581 for further information.


Item 9.        Statement of Senior Officer

          The foregoing accurately discloses the material change referred to herein.


Dated at Vancouver, British Columbia, this 4th day of February, 1998.


National Healthcare Manufacturing Corporation


Per: /s/Seyed Torabian
     Seyed Torabian, P.Eng.
     Executive Vice-President/Director

                                    National Healthcare Manufacturing Corp.
                                                   (NASDAQ:NHMCF / VSE:NHM)
                                       Internet: www.nationalhealthcare.com
                                                  Contact: Alex P. Tsakumis
FOR IMMEDIATE RELEASE                           (800)883-8841/(604)689-8581



February 4, 1998, Winnipeg, Manitoba, - National Healthcare Manufacturing Corporation (NHMC), announces that it has informed its $5,000,000 European Fund Debenture holders and their related parties that it will no longer honor their request for conversion of the Debenture and intends to pursue legal action. The Company's notification to these parties stems from what the Corporation believes to be a clear manipulation of the value of the Company's stock by a Fiduciary party for the purpose of enabling a conversion of the Debenture to common stock of NHMC at a reduced price.



On Behalf of the Board,

/s/Seyed M. Torabian
Seyed M. Torabian, P.Eng.
Executive Vice President




 Neither NASDAQ nor the VSE have reviewed or accept responsibility for the accuracy of this release.